TTEC Holdings, Inc.

9197 Peoria Street

Englewood, Colorado 80112-5833

August 8, 2019

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             TTEC Holdings, Inc.

Registration Statement on Form S-3 (File No. 333-232756)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TTEC Holdings, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-232756) and declare the Registration Statement effective as of August 8, at 4:01 p.m., Eastern time, or as soon as practicable thereafter.

Please contact the undersigned at (303) 397-8100, or Paul Hilton of Hogan Lovells US LLP at (303) 454-2414 with any questions.  Also, please notify Mr. Hilton when this request for acceleration has been granted.

Very truly yours,

TTEC HOLDINGS, INC.

By:	/s/ Margaret B. McLean
Margaret B. McLean
Senior Vice President, General Counsel & Corporate Secretary